FraserPapers


05008087

FILE No. 82-34837

May 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL


RECEIVED
MAY 1 0 2005

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following document:

- Press Release dated April 22, 2005 in respect of the acquisition of a cogeneration power plant.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
MAY 2 0 2005
THOMSON
FINANCIAL

by:

Glen McMillan
Senior Vice President
and Chief Administrative Officer

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Acquires Cogeneration Power Plant in New Hampshire

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (April 22, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has exercised an option to acquire a 25 megawatt cogeneration power plant located in Berlin, New Hampshire. The cogeneration power plant is located on the site of Fraser Papers' Berlin pulp mill and produces steam and electricity used in the production process.

Prior to this acquisition, Fraser Papers purchased all of the output of this facility through a tolling agreement. The tolling agreement included a guarantee of financial obligations by Fraser Papers' former parent company, Norbord Inc. This transaction is consistent with Fraser Papers' commitment to remove Norbord from various guarantees that it had provided prior to the separation of the two companies in June 2004.

The acquisition price at which Fraser Papers is exercising its option to acquire the cogeneration plant as stipulated in the tolling agreement for $33.5 million. Fraser Papers expects that the direct ownership of this facility will increase annual earnings before interest, income taxes and depreciation at the mill by approximately $5 million.

The cogeneration facility was purchased from an affiliate of Brascan Corporation which is a significant shareholder of Fraser Papers. The independent members of the Board of Directors who are unrelated to Brascan Corporation unanimously approved the transaction.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.